Pricing Term Sheet

Filed pursuant to Rule 433

File No. 333-170922

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY 6.250% NOTES DUE SEPTEMBER 26, 2022

(RE-OPENING)

ISSUER:	The Republic of Turkey

SECURITIES:	6.250% Notes due September 26, 2022 (re-opening)

PRICING DATE:	February 8, 2012

ISSUE FORMAT:	Global (SEC Registered)

EXPECTED RATINGS:*	BB (positive) (S&P) / Ba2 (positive) (Moody’s)

OUTSTANDING ISSUE SIZE BEFORE RE-OPENING:	USD 1,500,000,000.00 (before re-opening)

RE-OPENING AMOUNT OFFERED	USD 1,000,000,000.00

OUTSTANDING ISSUE SIZE AFTER RE-OPENING:	USD 2,500,000,000.00 (after re-opening)

PRICE TO PUBLIC:	103.936% (exclusive of accrued interest of 0.347% from January 26, 2012)

TOTAL FEES:	USD 800,000.00 (0.08%)

PROCEEDS TO ISSUER:	USD 1,038,560,000.00, plus accrued interest of USD 3,472,222.22 from January 26, 2012

YIELD TO MATURITY:	5.750% per annum

COUPON:	6.250%, payable semi-annually on a 30/360-day basis

MATURITY DATE:	September 26, 2022

SPREAD TO US TREASURY:	377.5 bps

BENCHMARK US TREASURY:	UST 2% due November 2021

BENCHMARK US TREASURY YIELD:	1.975%

DENOMINATIONS:	USD 200,000/USD 1,000

INTEREST PAYMENT DATES:	March 26 and September 26, beginning on March 26, 2012 (short first coupon)

CUSIP/ISIN:	900123BZ2 / US900123BZ27

EXPECTED LISTING:	Luxembourg Stock Exchange

LEAD-MANAGERS/BOOKRUNNERS:	Barclays Bank PLC Citigroup Global Markets Inc. Credit Suisse Securities (Europe) Limited

SETTLEMENT:	Expected February 16, 2012 through the book-entry facilities of The Depository Trust Company

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll-free Barclays Bank PLC at 1-888-603-5847, Citigroup Global Markets Inc. at 1-877-858-5407 or Credit Suisse Securities (Europe) Limited at 1-800-221-1037.

The preliminary prospectus supplement relating to the notes is available under the following link:

http://www.sec.gov/Archives/edgar/data/869687/000119312512046102/d292767d424b5.htm

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